

January 23, 2013

Via E-mail
Mr. John S. Riccitiello
Chief Executive Officer
Electronic Arts, Inc.
1209 Redwood Shores Parkway
Redwood City, CA 94065

     Re: **Electronic Arts, Inc.**
             Form 10-K for the fiscal year ended March 31, 2012
             Filed on May 25, 2012
             File No. 000-17948

Dear Mr. Riccitiello:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Stephen Krikorian

                             Stephen Krikorian
                             Accounting Branch Chief